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May 18, 2010

Karl Hiller
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SHOSHONE SILVER MINING COMPANY
Form 10-K for FYE September 30, 2009
Filed: January 12, 2010
File No.: 000-31184
Form 10-Q for Period Ending December 31, 2009
Filed: February 12, 2010
File No.:000-31184

Dear Mr. Hiller:

    We represent Shoshone Silver Mining Company (the “Company”) and have received a copy of your letter to Melanie Farrand dated April 1, 2010, containing six numbered comments with respect to the Company’s above referenced filings (the “Comments”). We responded to the Comments in a letter dated May 6, 2010 (the “May 6 Letter”) and the Company proposes to amend the above referenced filings as follows (numbers correspond to the numbered Comments; a redlined version of the amended text has been provided for your reference):

     Form 10-K for Fiscal Year Ended September 30, 2009

     1.          The Company’s auditors have amended their report to correct all period references on the amended Form 10-K/A for fiscal year ended September 30, 2009.

     2.          The Company’s classification on the cash flow statement of certain advances and notes receivables was amended on Form 10-K/A and on the amended 10-Q/A for the period ended December 31, 2009.

     3.          The Company has changed the caption related to the sale of the mining claim on the statement of cash flows as described in the May 6 Letter on the amended Form 10-K/A for fiscal year ended September 30, 2009 and on the amended 10-Q/A for the period ended December 31, 2009

Karl Hiller
U.S. Securities and Exchange Commission
May 18, 2010

______________________________________________

    Form 10-Q for three month period ended December 31, 2009

     4.        The Company has amended Item 4 – Controls and Procedures in the Company’s 10-Q/A for the period ended December 31, 2009.

     Please contact me if you have any questions or comments.

Very truly yours,

WHITE & LEE LLP

WILLIAM H. CAFFEE

cc:	Shoshone Silver Mining Company
Mr. Craig H. Arakawa